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                                                                Exhibit (a)(11)


                                 PRESS RELEASE

                         MAGNA ANNOUNCES COMPLETION OF
                         DOUGLAS & LOMASON TENDER OFFER

October 3, 1996, Markham, Ontario.....MAGNA INTERNATIONAL INC. (NYSE: MGA; TSE:
MG.A, MG.B; ME: MG.A) announced today that the offer by a wholly-owned subsidiary ("MAC") to purchase all outstanding common shares of Douglas & Lomason Company ("D&L") for $31.00 per share has been sucessfully completed. The Depositary for the offer has advised Magna that approximately 4.1 million common shares (including shares tendered pursuant to the procedure for guaranteed delivery) were tendered prior to the offer's expiration on Wednesday October 2, 1996, such shares constituting approximately 96% of the outstanding shares of D&L. In addition, Magna owns indirectly approximately 2% of the outstanding common shares. In accordance with the terms of the offer, all common shares validly tendered (and not properly withdrawn) prior to the expiration of the offer have been accepted for payment and will be paid for in cash, without interest, as soon as practicable. Magna intends to consummate the planned merger of MAC with D&L promptly. In the merger, each outstanding D&L common share (other than shares owned by Magna, D&L or any of their respective subsidiaries) will be converted into the right to receive $31.00 in cash, without interest.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies and components primarily for sale to original equipment manufacturers of cars and light trucks in North America, Mexico, Europe and China. Magna's products include exterior decorative systems, interior products including seating systems, instrument, door and other panels, airbags and steering wheels, stamped and welded metal parts and assemblies, sunroofs, electro-mechanical devices and assemblies, various engine, powertrain and fueling and cooling components, and a variety of plastic parts, including body panels and fascias. Including D&L, Magna now has approximately 32,000 employees in 115 manufacturing operations in 11 countries.

For further information, please contact Graham Orr, Executive Vice-President, Corporate Development at (905) 477-7766.